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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mai. Processing
Section

FEB 2 1 2012

Washington. DC

SEC FILE NUMBER
8- 32409

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
U S Participations Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3909 Hartzdale Drive, Suite 901
(No. and Street)

Camp Hill   PA   17011
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas S. Lonergan   (717) 731-1161
                                              (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - if individual, state last, first, middle name)

1514 Old York Road   Abington   PA   19001
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

© 2001 ProFormWare/NCS 800-800-3204

OATH OR AFFIRMATION

I, Thomas J. Lonergan _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U S Participations Ltd. _____, as of December 31 _____, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President/Chief Compliance Officer
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U S PARTICIPATIONS LTD.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2011

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

U S PARTICIPATIONS LTD.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2011

TABLE OF CONTENTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT

U S Participations Ltd.
Camp Hill, Pennsylvania

We have audited the accompanying statement of financial condition of U S Participations Ltd. (the "Company") as of December 31, 2011 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U S Participations Ltd. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 13, 2012

3

U S Participations Ltd.
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents (Note 2)	$	24,074
Prepaid expenses		371
Total assets	$	24,445

Liabilities and Stockholders' Equity

Accounts payable and accrued expenses	$	1,500
Total liabilities		1,500

Commitments and contingent liabilities

Stockholders' Equity:

Common stock, no par value, authorized - 3,000 shares, issued and outstanding - 804 shares	16,355
Retained earnings	6,590
Total stockholders' equity	22,945
Total liabilities and stockholders' equity	$ 24,445

The accompanying notes are an integral part of these financial statements.

U S Participations Ltd.
Statement of Income
For the Year Ended December 31, 2011

Revenue

Commissions on direct participation programs	$	5,000
Interest		23
Total revenue		5,023

Expenses

Director's fees	2,500
Regulatory fees	885
Professional fees	3,000
Other	370
Total expenses	6,755

Loss before income taxes		(1,732)
Provision for income taxes		-
Net loss	$	(1,732)

The accompanying notes are an integral part of these financial statements.

U S Participations Ltd.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2011

	Common Stock Shares		Common Stock Amount		Retained Earnings		Total Stockholder's Equity
Balance at December 31, 2010	1,072	$	21,355	$	9,446	$	30,801
Net loss	-		-		(1,732)		(1,732)
Redemption of shares	(268)		(5,000)		-		(5,000)
Withdrawals by shareholders	-		-		(1,124)		(1,124)
Balance at December 31, 2011	804	$	16,355	$	6,590	$	22,945

The accompanying notes are an integral part of these financial statements.

U S Participations Ltd.
Statement of Changes in Liabilties Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2011

Subordinated borrowings at December 31, 2010 $ -

Increases: -

Decreases: -

Subordinated borrowings at December 31, 2011 $ -

The accompanying notes are an integral part of these financial statements.

U S Participations Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities:

Net loss	$	(1,732)
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Prepaid expenses		(55)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		(388)
Net cash used in operating activities		(2,175)

Cash flows from financing activities:

Redemption of shares		(5,000)
Distribution to shareholders		(1,124)
Net cash used in financing activities		(6,124)
Net decrease in cash		(8,299)
Cash at beginning of year		32,373
Cash at end of year	$	24,074

Supplemental disclosures of cash flow information
Cash paid during the year for:

Income taxes	$	-
Interest paid	$	-

The accompanying notes are an integral part of these financial statements.

---

1.   **Organization**

U S Participations Ltd. ("the Company") is a registered securities broker/dealer with the Securities and Exchange Commission. The Company has agreed to limit its business to the distribution of direct participation programs. The Company, like other securities firms, is directly affected by general economic and market conditions. The Company is also subject to the risks of the real estate market because its business is limited to that industry.

2.   **Summary of Significant Accounting Policies**

Revenue - Securities transactions are recorded on a settlement date basis, generally when the transaction closes. This is not materially different than recorded on a trade date basis.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent Events – Management has evaluated the impact of all subsequent events through the date the financial statements were issued and has determined that there were no subsequent events requiring disclosure in the these financial statements.

Cash and cash equivalents - are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased.

3.   **Income Taxes**

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision of liability for federal income taxes has been included in the financial statements.

4.   **Related Party Transactions**

The Company has an "Expense Agreement" with Northeast & Bucks Co. T/A Mullin & Lonergan Associates Inc. (M&L) which is an affiliated company. Under the terms of the agreement M & L agrees to pay all of the overhead expenses of the Company. The Company is not obligated to repay M & L for such disbursements but may repay M & L at its discretion, provided that such repayment does not result in the Company's net capital falling below 120% of its minimum requirement under SEC Rule 15c 3-1. No repayments were made in 2011.

5.   **Net Capital Requirements**

Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of $22,574 which was $17,574 in excess of its net capital requirement of $ 5,000. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was .066 to 1.

6.   **Computation for Determination of Reserve Requirements**

The Company operates pursuant to the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 (as amended) and accordingly, is exempt from the remaining provisions of that rule. The Company maintains a "Special Account for the Exclusive Benefit of Customers". The Company had no transactions with customers, as defined in Rule 15c3-3, for the year ended December 31, 2011.

U S Participations Ltd.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2011

Schedule I

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	22,945
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		22,945
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses and other assets		371
Total non-allowable assets		371
Net Capital	$	22,574

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	1,500
Total aggregate indebtedness	$	1,500
Percentage of aggregate indebtedness to Net Capital		6.64%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

U S Participations Ltd.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (Continued)
December 31, 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $1,500)	$	100
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	17,574
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	16,574

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

Net Capital per Company's Unaudited Focus Report	$	22,946
Increase in non-allowable assets	$	(372)
Net Capital per Annual Audit Report	$	22,574

U S Participations Ltd.
**Computation for Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2011**

**Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

<u>Computation for Determination of Reserve Requirements Under</u>
<u>Exhibit A of Rule 15c3-3</u>

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
U S Participations Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of U S Participations Ltd. (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 13, 2012

15